

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2023

Chee Leng
Chief Operating Officer
noco-noco Inc.
4 Shenton Way
#04-06 SGX Centre II
Singapore 068807

> **Re: noco-noco Inc.**
> **Registration Statement on Form F-1**
> **Filed September 19, 2023**
> **File No. 333-274574**

Dear Chee Leng:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alex King at 202-551-8631 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Meng Ding